
OAK&EDEN
FINISHED WHISKEY

INVEST IN **OAK & EDEN WHISKEY**

Infusing whiskey tradition with patented innovation

LEAD INVESTOR

Troy Andrews

As an avid whiskey enthusiasts, My wife and I absolutely loved the innovation of this brand and after meeting and getting to know, Joe, Brad and the team, We were absolutely sold. I love creating my own bottles with their on-line bottle building app. We have also visited the flag ship in Bridgeport, TX several times and look forward to the Ft. Worth location opening soon. The Rye and Spire is my absolutely favorite and I also like the Rye and Rumba. Erica and I are excited to be the lead investors in this round.

Invested $37,375 this round & $300,000 previously

oakandeden.com Fort Worth TX B2C

Highlights

1. Fastest growing ultra-premium whiskey brand in the US from '18-'21 with a 167% CAGR.

2. $8.5MM run rate, a 34% YOY increase.

3. Distributed in 10,000+ retailers across 40 states, including Total Wine, Walmart, Meijer, Bevmo.

4. 4 patents on the Spire and In-Bottle Finishing™ technique.

5. 600,000 bottles sold from '18-'23, with a '23 forecast of 250,000 bottles.

6. Winner of 35 platinum & gold international spirits awards.

7. Featured in Forbes, Men's Journal, Food Network, Robb Report, UPROXX, etc.

8. Successfully raised $15MM+ since 2017.

Our Team



Joseph Giildenzopf Cofounder & CEO

Serial entrepreneur & seasoned CPG operator. Built, scaled, and exited multiple businesses over 3 decades, most recently Pine Valley Foods.



Brad Neathery Cofounder & Chief Brand Officer

Entrepreneur & creative ace. 10+ years experience building consumer products and brands at agency & operator level. Founder of Modern Huntsman with 2021 exit.



James Campbell SVP, Sales & National Accounts

Seasoned industry sales executive and former VP of Sales at Southern Glazer's Wine & Spirits. 26 year veteran sales leader in spirits industry.



Cameron Gawley CMO

Digital marketing wizard & CPG growth hacker. Founder of Buzzshift (#10 on Inc 5000's Fastest Growing Private TX Companies '21). '21 exit.

Say hello to the world's first & patented In-Bottle Finished whiskey.





Oak & Eden Whiskey is opening the doors to our first ever Community Round of investing, and guess who's on the VIP list? Yep, it's you! We're giving you the chance to not just sip our award-winning whiskey, but to actually own a piece of the action. We've successfully raised over $15,000,000 through traditional fundraising since 2017, but now we want to share the thrill of our journey with our friends and fans, with an investment as little as $100.

So, whether you're a new to the Oak & Eden brand or have followed us from the very beginning, get ready to dive into the journey with us – and remember, when life hands you opportunities like these, you raise a glass and say, "Cheers and thank God for good whiskey!"


OAK & EDEN
FINISHED WHISKEY
BOURBON & SPIRE
RYE & SPIRE
BOURBON & VINE
BOURBON & BREW
4 GRAIN & SPIRE
WHEAT & SPIRE
IN-BOTTLE FINISHED
WHEAT & HONEY
RYE & RUMBA









We saw something very unique in whiskey – both a financial opportunity, as well as market gap opportunity that we believed could be solved through product innovation tied to a strong brand narrative. The US whiskey market alone is a **$17 billion industry, growing at 5.9%**. The Ultra Premium category of the US whiskey market (as defined by a price point of $40-$59) is **growing at a rate of 30.6%**. Additionally, brands were being acquired in this segment for **10x-15x multiple on forward-looking revenue**, many of which had **$0 or negative EBITDA**, yet the more premium brands were being paid for above & beyond innovation. With that, we found our category segment.

So, the first thing we had to do was build a brand with innovation at the forefront. We saw so much opportunity to innovate in the US whiskey category, especially as an emerging market of consumers cared less about the mash bill, and more about the flavor, the story, and the experience of whiskey. In short, we created a whiskey for the people, not for the critics, but it just so happened the critics loved it, too.

> **This is a legitimate innovation and one to get excited about.**
>
> Forbes

Then, we put together our research to identify a way to create a novel product -- not a gimmicky product, but something that would actually produce a remarkable spirit. So, how would we create a novel product that had a significant flavor impact over other brands? Well, before understanding that, you've first got to understand the impact that wood has on whiskey. With hundreds of botanicals and countless flavor and texture characteristics inside any given species of wood, it is responsible for most of the flavor and all of the color in any whiskey. A good whiskey has more to do with the wood than it does the spirit.

At Oak & Eden, we begin the whiskey process traditionally, curating some of the finest 3-4 year old bourbons & whiskeys in America, aged in new, charred American White Oak barrels. It's at that point that we break tradition in the secondary finishing process. Traditionally, a finished whiskey ages in a barrel and then moves to a secondary barrel of a different wood species or a barrel that had previously aged another libation, such as rum, wine, tequila, etc. to adopt new flavors that didn't exist in the first barrel alone.




OAK & EDEN
FINISHED WHISKEY

Distilled & aged traditionally. **Finished untraditionally.**

We liked finished whiskey a lot, but thought there was a better way – a way to innovate at bottle level. This innovation led us to pioneer a technique that we have patented, called In-Bottle Finishing. Instead of finishing our whiskey in a secondary barrel, we put the secondary barrel (our Spire) into the bottle.



PATENTS AWARDED
4
PATENTS AWARDED
Rests in bottle for six weeks before distributing
5" LONG // 425MM SURFACE AREA
SPIRAL CUT TO MAXIMIZE SURFACE AREA
Made from same species of oak as a barrel

	In-Bottle Finishing™	Traditional Finishing
General flavor addition	✓	✓
Enables customization at bottle level	✓	✗
6 week finishing time	✓	✗
IP protected process	✓	✗
Fuels innovation and time-to-market	✓	✗

Spiral-cut to maximize surface area, uniquely fired to perfection for each whiskey we create, and infused to our liking with other exquisite libations, the end result of In-Bottle Finishing is a smooth, sweet, creamy spirit that is sanctified, or set apart as perfect. **We've received 4 patents on this technique and product;** one utility patent on the technique of In-Bottle Finishing (the process of finishing a spirit in a closed glass container using wood), an exclusive license on the patent of the spire, as well as two design patents to secure the IP. This technique propelled us to become one of the leading whiskey brands for an emerging generation of drinkers.


His & Hers
Bourbon
For our 21+ followers
It's such a fun hangout spot
OAK & EDEN
OAKALOMA
hot honey rye paloma


In a perfect world, I'd have a sip of everything Oak & Eden makes.
cassius



While our customers love it, our numbers speak for themselves. We launched in April 2018, and since then, we have grown to become one of the fastest growing new brands in the spirits industry, achieving distribution into more than 10,000 retailers across 40 states, selling more than 600,000 bottles – all in just over five years, and along the way, we've won 35 platinum, double gold, and gold medals from some pretty snooty competitions.

From years 2018-2021, Oak & Eden was recognized by the IWSR as the fastest growing ultra premium whiskey brand in the US, and is on track to remain a high growth brand as we invest deeper into growing our distribution footprint, activating the brand through digital marketing, solid PR, and deepening our brand health in our on-premise partners (restaurants & bars), as well as our owned brick & mortar retail environments. We're taking what we've built and scaling it as we prepare to take the brand to market for a potential exit.

Note: forward-looking projections cannot be guaranteed.


CASE DEPLETIONS
BY YEAR '18–'23
Six count cases
1,875
6,974
10,386
27,032
33,372
42,000
2018
2019
2020
2021
2022
2023E

While the spire successfully enhances the flavor and experience of our whiskey,

that was only the beginning. From the beginning, we challenged ourselves with one simple dream – if we can customize our whiskey at our discretion, one bottle at a time, why couldn't our customers do the same? This one question led us to a foundational revelation that has been the greatest driver of the Oak & Eden brand – let's put the power of customization into the hands of the people.

In 2021, we unveiled our Flagship brick & mortar store, a haven for craft cocktails and an unparalleled whiskey customization experience. We fulfilled this dream – to put the power of customization into the hands of the people, and they came from all corners of the country to experience our brand and the Whiskey Customizing experience, seeking a taste of something uniquely theirs.

Bridgeport, TX FLAGSHIP


OAK&EDEN
OAK&EDEN
OAK&EDEN
1023

Fort Worth, TX SHOPS AT CLEARFORK (COMING FALL '23)


OAK&EDEN

We took the power of creation to celebrities, allowing names like Forrie J Smith from Yellowstone, Jamestown Revival, The Civil Wars' John Paul White, Penny & Sparrow, and others to customize their own bottle and market it to their fans and ours.











Forrie J Smith
YELLOWSTONE TV



Jamestown Revival
AMERICANA DUET



John Paul White
THE CIVIL WARS



Penny & Sparrow
INDIE POP DUET

Our crowning moment was in the release of an eCommerce function to the Whiskey Customizer – an online experience that allows our customers to build their own custom bottle of whiskey online, packed and shipped from our bottling plant, and arrive at the customer's doorstep in under 10 business days, while all the while remaining fully compliant to all state and federal liquor laws.


oakandeden.com
RESET
EXIT
WHISKEY
BOURBON
FOUR GRAIN BOURBON
RYE
WHEATED BOURBON
PROOF
90 PROOF
114 PROOF
SPIRE
AMERICAN OAK
FRENCH OAK
SWEET & TOASTY FINISH
INFUSION
COFFEE
HONEY
VANILLA
MAPLE SYRUP
PEACH LIQUEUR
PINEAPPLE LIQUEUR
ORANGE LIQUEUR
BLACKBERRY LIQUEUR
CABERNET
PORT WINE
RUM
NO INFUSION
OAK & EDEN
FINISHED WHISKEY
Bourbon
$74.00
BOURBON WHISKEY
114 Proof.
NEXT
NEED HELP?

Our success so far has only been made possible by people who have believed in us from the start, investing in our vision. We've raised $15 million so far and are now opening up our first ever Community Round

million so far and are now opening up our first ever Community Round, where we want to extend the opportunity to you. For the first time ever, we're allowing our customers to not only love our brand, but to own it too. Together, we can create something truly inspired.



Thank God for
GOOD WHISKEY
YETI
Seager



Downloads

Oak & Eden Whiskey Pitch Deck